American Rebel Holdings, Inc.

718 Thompson Lane

Suite 108-199

Nashville, Tennessee 37204

May 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Bradley Ecker

Re: American Rebel Holdings, Inc.

Registration Statement on Form S-1

File No. 333-264338

Dear Mr. Herbers:

In accordance with Rule 461 of the Securities Act of 1933, as amended, American Rebel Holdings, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Friday, May 13, 2022, or as soon thereafter as possible.

Very truly yours,

American Rebel Holdings, Inc.

By:	/s/ Doug E. Grau
Name:	Doug E. Grau
Title:	President